EXHIBIT A

                                   AGREEMENT


     AGREEMENT dated December 22, 1988 (the "Agreement") between The Coca-Cola Company, a Delaware corporation ("KO"), and Coca-Cola Enterprises Inc., a Delaware corporation ("CCE").

     WHEREAS, the Board of Directors of CCE has determined that it is in the best interests of CCE to purchase up to 25,000,000 outstanding shares of the Common Stock, par value $1.00 per share, of CCE (the "CCE Common Stock") through a share repurchase program anticipated to be completed on or before December 31, 1990, all subject to an agreement between KO and CCE to the effect that KO would sell CCE Common Stock to CCE (the "Repurchase Program").

     WHEREAS, KO and CCE deem it advisable for the benefit of KO and CCE and their respective shareholders, that in conjunction with said Repurchase Program, CCE repurchase shares of CCE Common Stock owned by KO and its direct and indirect wholly owned subsidiaries (the "KO Holders") on the terms and subject to the conditions set forth in this Agreement; and

     WHEREAS, KO and CCE agree that both will benefit from the KO Holders continuing to hold 49 percent of the outstanding shares of CCE Common Stock and wish to provide for such; and

     WHEREAS, KO and CCE wish to provide for certain additional matters described herein in connection with such repurchase of shares of CCE Common Stock from the KO Holders.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, KO and CCE, intending to be legally bound, agree as follows:

Section 1.      Initial Repurchase of CCE Common Stock from KO.

     (a) CCE currently intends to repurchase from such of the KO Holders as KO shall designate on a closing date in 1988 (the "1988 Closing Date") as may be established by CCE at its sole discretion as herein provided, and KO agrees to sell, transfer and deliver to CCE on the fourth business day after receipt by KO of written notice from CCE, an aggregate of up to but not more than 8,000,000 shares of CCE Common Stock as shall be set forth in such notice by CCE (the "Initial Shares") at a price per share (the "1988 Purchase Price") equal to the average of the high and low sales prices of CCE Common Stock on the New York Stock Exchange ("NYSE") as reported in The Wall Street Journal, New York Stock Exchange Composite Transactions for the five full trading days ending on the date immediately preceding the date on which KO receives such notice from CCE. CCE shall not be obligated to purchase any Initial Shares from the KO Holders unless and until CCE shall have provided the notice described above.

     (b) KO shall have sole discretion as to the allocation of shares to be repurchased pursuant to this Section 1 among the KO Holders.

     (c) The closing of the repurchase of the Initial Shares shall be made by noon on the closing date at the offices of KO in Atlanta, Georgia and payment for the Initial Shares shall be made in immediately available funds by wire transfer to the account of KO in accordance with KO's written instructions upon tender by KO of certificates evidencing the number of shares of CCE Common Stock equal to the number of Initial Shares accompanied by executed stock powers.

     (d) CCE shall prudently continue with its Rule 10b-18 share Repurchase Program at least until the KO holders are restored to an aggregate 49 percent ownership interest in CCE unless CCE receives advice of its counsel that it is legally prohibited from continuing such program or unless such continuance would violate any fiduciary duty of CCE.

     (e) At no time shall CCE repurchase a number of shares from the public which would cause the KO Holders to own, in the aggregate at any specific time, 50 percent or more of the outstanding common shares of CCE.

     (f) The 1988 Purchase Price shall be adjusted, up or down, based upon the aggregate purchase price, net of commissions, paid by CCE for that number of shares of CCE Common Stock purchased by CCE from shareholders other than KO Holders under this Section 1 and Section 2 hereof equal to the number of Initial Shares (the "Initial Public Shares"). KO or CCE, as the case may be, shall pay to the other, within five (5) business days after the date upon which CCE shall have acquired from shareholders other than the KO Holders a number of shares equal to the number of Initial Shares, the difference between the aggregate 1988 Purchase Price for the Initial Shares and the aggregate purchase price, net of commissions, for the Initial Public Shares (the "Adjusting Payment"). If CCE has not purchased the Initial Public Shares by

December 31, 1989, then the Adjusting Payment shall be calculated based upon the weighted average purchase price, net of commissions, paid by CCE to shareholders other than the KO Holders for the purchase of CCE Common Stock, in December 1988 and calendar year 1989; provided that CCE shall, by December 31, 1989, have purchased sufficient shares of CCE Common Stock to restore the KO Holders to an aggregate 49 percent ownership interest in CCE. If CCE shall not have acquired such number of shares, then the Adjusting Payment shall be made when CCE does purchase a sufficient number of CCE Common Stock to restore the KO Holders to such 49 percent ownership interest and at the weighted average price per share, net of commissions, paid by CCE for such shares. If, at any time prior to making the Adjusting Payment, CCE shall determine in accordance with the standards set forth in Section 1(d) hereof that it is prudent to terminate the Repurchase Program, it shall provide written notice thereof to KO and the Adjusting Payment shall be calculated based upon the weighted average purchase price, net of commissions, paid by CCE to shareholders other than the KO Holders for the purchase of CCE Common Stock; provided, however, if CCE shall have purchased fewer than two million shares of its Common Stock from shareholders other than KO Holders, then the Adjusting Payment shall not be made with respect to all of the Initial Shares, but instead will be made only with respect to that number of the Initial Shares equal to the number of shares purchased from shareholders other than KO Holders.

     (g) KO or CCE, as the case may be, shall, in addition to payment of the Adjusting Payment, pay interest on the Adjusting Payment at the 30 day composite AA commercial paper rate from the 1988 Closing Date through and including the day preceding the date on which the Adjusting Payment shall be made. Said interest rate shall initially be the rate released by the Federal Reserve Board on December 29, 1988, and shall be adjusted thereafter on the first business day of each calendar month, prospectively, based on the rate released by the Federal Reserve Board on such day.

Section 2. Obligation of CCE to Repurchase Additional Shares of CCE Common Stock from KO in Certain Circumstances.

     In the event that at any time and from time to time during the Repurchase Program CCE repurchases from shareholders other than the KO Holders a number of shares of CCE Common Stock that causes the KO Holders to own, in the aggregate, more than 49 percent of the then outstanding shares of common stock of CCE, CCE shall thereafter have an obligation to repurchase additional shares of CCE Common Stock from the KO Holders as KO shall direct in accordance with this
Section 2 at a price to be determined in accordance with this Section 2. CCE shall from time to time repurchase from the KO Holders and KO shall cause the KO Holders to sell, transfer and deliver to CCE, such number of shares of CCE Common Stock (rounded to the nearest whole share) which shall restore the KO Holders to a 49 percent aggregate ownership interest in CCE at per share prices equal to the weighted average price (less commissions) paid under the Repurchase Program for the shares which cause the ownership interest of the KO Holders to exceed 49 percent (the "Imbalance Shares"). At no time shall CCE repurchase a number of shares from the public which would cause the KO Holders to own, in the aggregate at any specific time, 50 percent or more of the outstanding common shares of CCE. KO shall have sole discretion as to the allocation of shares to be repurchased pursuant to this Section 2 among the KO Holders. Closing of any sale by KO to CCE of additional shares of CCE Common Stock to CCE pursuant to this Section 2 shall be made effective as of the close of business on the last business day of each week during the term of the Repurchase Program and on the last business days in each of the applicable calendar years 1988, 1989 and 1990 at KO's offices in Atlanta, Georgia. Payment for the shares shall be made by CCE in immediately available funds by wire transfer in accordance with KO's written instructions upon tender of certificates evidencing the number of shares of CCE Common Stock equal to the shares to be repurchased accompanied by executed stock powers by noon on the third business day in the week following the week in which CCE purchased the Imbalance Shares or on the last business day of the applicable calendar year 1988, 1989, or 1990, as the case may be.

Section 3.      Notices to KO.

     CCE shall give KO written notice at the close of the first business day after the last business day of each week during the term of the Repurchase Program, and at the close of business on the second day preceding the last business day in each of the applicable calendar years 1988, 1989 and 1990, of the number of shares of CCE Common Stock repurchased pursuant to the Repurchase Program through such date.

Section 4.      CCE to Take No Contravening Action.

     CCE agrees not to take any action or omit to take any action, in connection with the Repurchase Program or otherwise, that would result in its being prohibited from complying or would cause it to be unable to comply with its obligations to KO under this Agreement, or to permit any subsidiary to take or omit to take any such action.

Section 5.      General.

     (a) KO represents and warrants to CCE that the execution, delivery arid performance of this Agreement has been duly authorized by all required corporate action on the part of KO. CCE represents and warrants to KO that the execution, delivery and performance of this Agreement has been duly authorized by all required corporate action on the part of CCE.

     (b) Any notice or other communication required or permitted under this Agreement shall be effective only when it is in writing and actually delivered either (a) by hand, (b) by facsimile transmission or telegram, or (c) by registered or certified mail, postage-prepaid, return receipt requested, addressed as follows:

        (i)     If to KO:

                The Coca-Cola Company
                Coca-Cola Plaza, N.W.
                Atlanta, Georgia 30313
                Attn: Treasurer

            with a copy to:

                The Coca-Cola Company
                Coca-Cola Plaza, N. W.
                Atlanta, Georgia 30313
                Attn: Assistant Secretary

        (ii)    If to CCE:

                Coca-Cola Enterprises Inc,
                Coca-Cola Plaza, N. W.
                Atlanta, Georgia 30313
                Attn: Treasurer

            with a copy to:

                Coca-Cola Enterprises Inc.
                Coca-Cola Plaza, N.W.
                Atlanta, Georgia 30313
                Attn: General Counsel
or such other address or person as either party may designate by notice to the other party, and shall be deemed to have been given as of the date received.

     (c) This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors, legal representatives and assigns, and no person not a party hereto shall have any rights or benefits under this Agreement, either as a third-party beneficiary or otherwise. This Agreement and the rights and obligations hereunder shall not be assignable to any person.

     (d) KO and CCE recognize and hereby acknowledge that it would be impossible to measure in money the damages that would result to a party hereto lay reason of the failure of any of the parties hereto to perform any of the obligations imposed on it by this Agreement. Accordingly, if any party hereto shall institute an action or proceeding seeking specific enforcement of the provisions hereof, the party hereto against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to urge in any such action or proceeding the claim or defense that such a remedy at law exists.

     (e) KO and CCE agree that time is of the essence with respect to the obligations of each party under this Agreement.

     (f) The headings in this Agreement are inserted for convenience and reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

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(g) This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which shall together constitute one and the same instrument.

     (h) This Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

     (i) This Agreement shall be governed by the laws of the State of Georgia.

     IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first above written.


                                THE COCA-COLA COMPANY



                                 By:  /s  Philip J. Carswell, Jr.
                                      -----------------------------
                                          Philip J. Carswell, Jr.
                                          Vice President & Treasurer



                                COCA-COLA ENTERPRISES INC.



                                By:  /s/  Thomas D. Sherman
                                     ------------------------------
                                          Thomas D. Sherman
                                          Vice President



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